

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

November 10, 2010

Mr. Leon Kopyt
Chairman, President and Chief Executive Officer
RCM Technologies, Inc.
2500 McClellan Avenue, Suite 350
Pennsauken, New Jersey 08109

      **Re: RCM Technologies, Inc.
             Form 10-K for fiscal year ended January 2, 2010
             Filed March 11, 2010
             File No. 001-10245**

Dear Mr. Kopyt:

      We have completed our review of your Form 10-K and have no further comments at this time.

                            Sincerely,

                            Larry Spirgel
                            Assistant Director